Filed Pursuant to Rule 424(b)(5)
Registration No. 333-261878

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement dated November 9, 2023
and Prospectus dated January 3, 2022)

Up to $1,297,312

Common Stock

This Prospectus Supplement, dated January 16, 2024 (the “Prospectus Supplement”) supplements the prospectus supplement, dated November 9, 2023 (together with the accompanying prospectus, the “ATM Prospectus Supplement”), relating to the offer and sale of shares of our common stock, $0.001 par value per share, having an aggregate offering price of up to $2,054,024 (of which we have sold shares of common stock with an aggregate offering price of $1,149,741 as of the date hereof) pursuant to the terms of an At the Market Offering Agreement (the “Sales Agreement”), with Ladenburg Thalmann & Co. Inc. This Prospectus Supplement should be read in conjunction with the ATM Prospectus Supplement, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus Supplement. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus Supplement, and any future amendments or supplements thereto.

The aggregate market value of our outstanding common stock held by non-affiliates as of January 16, 2024 was approximately $7.34 million based on 6,507,864 shares of common stock outstanding on such date, of which 6,496,602 were held by non-affiliates, and a closing price of $1.13 (the closing price on November 30, 2023, which is the highest closing sale price of our common stock on the Nasdaq Capital Market within the prior 60 days). One-third of our public float, calculated in accordance with General Instruction I.B.6 of Form S-3 as of the date hereof is equal to $2,447,053. As of the date of this Prospectus Supplement, we have sold $1,149,741 of securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to, and including, the date of this Prospectus Supplement, and are therefore eligible to sell up to an additional $1,297,312 of our securities pursuant to General Instruction I.B.6 of Form S-3. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities registered on this registration statement in a public primary offering with a value exceeding more than one-third of the aggregate market value of our voting and non-voting common equity held by non-affiliates in any 12-month period so long our public float remains below $75 million.

We are filing this Prospectus Supplement to amend the ATM Prospectus Supplement to increase the maximum amount of shares that we are eligible to sell pursuant to the Sales Agreement under General Instruction I.B.6. As a result of these limitations, we may currently only offer and sell shares of our common stock having an aggregate offering price of up to $1,297,312 pursuant to the Sales Agreement. Pursuant to this Prospectus Supplement, we are registering the offer and sale of up to $1,297,312 of shares of our common stock. However, in the event that our public float increases or decreases, we may sell securities in public primary offerings on Form S-3 with a value up to one-third of our public float, in each case calculated pursuant to General Instruction I.B.6 and subject to the terms of the Sales Agreement. In the event that our public float increases above $75 million, we will no longer be subject to the limits in General Instruction I.B.6 of Form S-3.

Our common stock is traded on the Nasdaq Capital Market under the symbol “WINT.” On January 12, 2024, the last reported sale price of our common stock on the Nasdaq Capital Market was $0.5700 per share.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” beginning on page S-9 of the ATM Prospectus Supplement, the accompanying prospectus and in the documents incorporated by reference into this Prospectus Supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Ladenburg Thalmann

The date of this prospectus supplement is January 16, 2024.